UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
For the quarter ended December 31, 2000

UNITIL CORPORATION
(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Not applicable, as this filing is for the fourth quarter of the fiscal year of the registered holding company

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net change in contributions
Unitil Corporation	Unitil Resources, Inc.	Capital contribution	$3,200,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Unitil Service Corp	Unitil Resources, Inc.	Admin and General	$228,615	$110,420	$0	$339,035

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the fourth quarter of 2000 included regulatory, finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Dollars in Thousands)

Investments in Energy-related Companies:
Total consolidated capitalization as of September 30, 2000	$165,320
Total capitalization multiplied by 15%	24,798

Greater of $50 million or line 2			$50,000

Total current aggregate investment:
Energy-related business:
Unitil Resources, Inc.	4,290

Total current aggregate investment		4,290

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)			$45,710

Investments in Gas-related Companies

None.

ITEM 5 - OTHER INVESTMENTS
Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

Energy Brokering and Consulting	$10,000*	$0	n/a

* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

  Not applicable, as this filing is for the fourth quarter of the fiscal year of the registered holding company

  Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By: /s/ Mark Collin
Treasurer

Dated: March 02, 2001